UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2026
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.

(Translation of registrant’s name into English)

21 Ha’arba’a Street, Tel Aviv, 6473921, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

RedHill Biopharma Ltd. (the “Company”) today announced the divestment of its Talicia (the “Product”) business to a subsidiary of Apotex Health Corp. (“Apotex”). Pursuant to a stock purchase agreement between the parties, the Company sold its 70% interest in Talicia Holdings Inc. (“THI”) to Apotex for an upfront payment of $18 million plus up to an additional $35 million in potential payments based on worldwide net sales milestones. Apotex previously held the other 30% holdings in THI following its recent acquisition of the U.S. branded business of Cumberland Pharmaceuticals Inc. (“Cumberland”), which included Cumberland’s 30% interest in THI. In addition, under the stock purchase agreement, the Company agreed to a five-year non-compete covenant in relation to the Product in the U.S. and its territories covering competing products.

In addition, the Company, through a subsidiary, entered into a Transition Services Agreement (“TSA”) with Apotex, pursuant to which the Company and its affiliates will provide certain transition services for an initial period of six (6) months, with an option by Apotex to extend the TSA for an additional period of three (3) months for limited services.

Attached hereto and incorporated by reference in this Report on Form 6-K is the following exhibit:

Exhibit 99.1: Press release, dated August 31, 2026, entitled: “RedHill Divests Talicia® to Apotex for $18 Million Cash Upfront Plus Milestones to Fuel Strategic Growth Opportunities.”

This Form 6-K (other than the management comments in the second paragraph of Exhibit 99.1) is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099), on June 27, 2022 (File No. 333-265845), on June 29, 2023 (File No. 333-273001), on June 20, 2024 (File No. 333-280327), on March 25, 2025 (File No. 333-286082) and on January 22, 2026 (File No. 333-292879), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848), on August 4, 2023 (File No. 333-273709), October 13, 2023 (File No. 333-274957), as amended, on August 9, 2024 (File No. 333-281417) and on July 2, 2026 (File No. 333-297223).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the “Registrant”)

Date: August 31, 2026	By:	/s/ Dror Ben-Asher
	Name:	Dror Ben-Asher
	Title:	Chief Executive Officer